SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 4)1


                            Newpark Resources, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   651718504
-------------------------------------------------------------------------------
                                 (CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]    Rule 13d-1(b)
     [ ]    Rule 13d-1(c)
     [ ]    Rule 13d-1(d)

---------

1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 651718504                  13G/A                    Page 2 of 7 Pages
-------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fletcher Asset Management, Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                 5.  SOLE VOTING POWER
     NUMBER OF                       7,141,274
      SHARES                     ----------------------------------------------
    BENEFICIALLY                 6.  SHARED VOTING POWER
      OWNED BY                       0
        EACH                     ----------------------------------------------
      REPORTING                  7.  SOLE DISPOSITIVE POWER
    PERSON WITH                      7,141,274
                                 ----------------------------------------------
                                 8.  SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,141,274
-------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.0%
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 651718504                  13G/A                    Page 3 of 7 Pages
-------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alphonse Fletcher, Jr.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
                                 5.  SOLE VOTING POWER
     NUMBER OF                       0
      SHARES                     ----------------------------------------------
    BENEFICIALLY                 6.  SHARED VOTING POWER
      OWNED BY                       0
        EACH                     ----------------------------------------------
      REPORTING                  7.  SOLE DISPOSITIVE POWER
    PERSON WITH                      0
                                 ----------------------------------------------
                                 8.  SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,141,274
-------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.0%
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     HC
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            Newpark Resources, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3850 N. Causeway Blvd., Suite 1770
            Metairie, Louisiana 70002

Item 2(a).  Names of Persons Filing:

            Fletcher Asset Management, Inc. ("FAM") and Alphonse Fletcher, Jr.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            HSBC Tower, 29th Floor
            452 Fifth Avenue
            New York, New York 10018

Item 2(c).  Citizenship:

            FAM is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:

            651718504

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a)    [ ]   Broker or dealer registered under Section 15 of the Exchange
                  Act;

     (b)    [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)    [ ]   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act;

     (d)    [ ]   Investment company registered under Section 8 of the
                  Investment Company Act;

     (e)    [X]   An investment adviser in accordance with
                  Rule 13d-1(b)(1)(ii)(E);

     (f)    [ ]   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

     (g)    [X]   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(ii)(G);

     (h)    [ ]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)    [ ]   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act; or

                               Page 4 of 7 Pages

     (j)    [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [ ].

Item 4.     Ownership.

     (a)    Amount Beneficially Owned:

            7,141,274 shares

     (b)    Percent of Class:

            8.0% (based on the 89,399,569 shares of Common Stock (the "Common Stock") of Newpark Resources, Inc. (the "Company") consisting of
            (i) 84,021,146 reported to FAM by the Company to be outstanding as of December 31, 2004 and (ii) the 5,378,423 shares of Common Stock underlying Investment Rights (as defined below) issuable within 60 days as of December 31, 2004).

     (c)    Number of shares as to which FAM has:

            (i)   Sole power to vote or to direct the vote:

                  7,141,274 shares

            (ii)  Shared power to vote or to direct the vote:

                  0 shares

            (iii) Sole power to dispose or to direct the disposition of:

                  7,141,274 shares

            (iv)  Shared power to dispose or to direct the disposition of:

                  0 shares

            The Common Stock reported to be beneficially owned consists of 1,762,851 shares of Common Stock and 5,378,423 shares of Common Stock issuable upon the exercise by Fletcher International, Ltd. of certain warrants and convertible securities (the "Investment Rights") pursuant to Agreements, dated as of May 30 and December 27, 2002, by and between the Company and Fletcher International, Ltd. The Investment Rights are exercisable within 60 days of December 31, 2004. The holdings reported reflect the shares of Common Stock issuable within 60 days of December 31, 2004 that would have been held had the Investment Rights been exercised on December 31, 2004.


            The shares of Common Stock of the Company reported to be beneficially owned consist of shares underlying Investment Rights held in one or more accounts managed by FAM (the "Accounts"), for Fletcher International, Ltd. FAM has sole power to vote and sole power to dispose of all shares of Common Stock in the Accounts. By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

                               Page 5 of 7 Pages

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

         This Schedule 13G/A Amendment No. 4 is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the shares of Common Stock held at December 31, 2004 in the Accounts managed by FAM. By reason of the provisions of Rule 13d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Accounts. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            This Schedule 13G/A Amendment No. 4 is filed by FAM and Mr.
            Fletcher.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certifications.

            By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 6 of 7 Pages

                                   SIGNATURE


            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

                                         Fletcher Asset Management, Inc.


                                         By:   /s/ Peter Zayfert
                                            ------------------------------------
                                            Name:  Peter Zayfert
                                            Title: Executive Vice President


                                         Fletcher Asset Management, Inc.


                                         By:   /s/ Patrick Huvane
                                            ------------------------------------
                                            Name:  Patrick Huvane
                                            Title: Chief Financial Officer


                                         Alphonse Fletcher, Jr., in his
                                           individual capacity


                                         By:  /s/ Denis J. Kiely
                                            ------------------------------------
                                            Name: Denis J. Kiely for Alphonse
                                                  Fletcher, Jr.
                                                  *By Power of Attorney, dated
                                                  February 14, 2001, attached as
                                                  Exhibit A hereto.

                               Page 7 of 7 Pages

                                                                      Exhibit A


                               Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below revokes all prior Power of Attorney and appoints Denis J. Kiely to act severally as attorney-in-fact for the undersigned solely for the purpose of executing reports required under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission thereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

Signed: /s/ Alphonse Fletcher Jr.
        -------------------------
        Alphonse Fletcher Jr.

Dated: February 14, 2001